

March 5, 2015

Via E-mail
Mark LaVigne
Vice President, General Counsel & Secretary
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, Missouri 63141

Re: Energizer SpinCo, Inc.
Registration Statement on Form 10
Filed February 6, 2015
File No. 001-36837

Dear Mr. LaVigne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 15. Financial Statements and Exhibits

1. Please include the agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Exhibit 99.1

Our Company, page 7

2. While we note your disclosure that SpinCo. will sell certain household products, please briefly describe the categories of products that will remain with ParentCo. and the relative size of the product portfolios. Make similar revisions in the Business section beginning at page 50.

Summary of Risk factors, page 11

3.   We note the summary disclosure of your strengths and strategies on page 10. Rather than providing an extensive list of the risk factors that appear in the Risk Factors section, as you do on pages 11-13 of the registration statement, please revise to provide summary disclosure of the most significant weaknesses and challenges that you face. The disclosure should be of equal prominence and in similar form to the disclosure provided on page 10.

Reasons for the Separation, page 13

4.   We note the negative factors considered by the board as discussed on page 14. Please tell us whether the board considered the risk that the combined trading price of ParentCo. and SpinCo. after the spin-off may be lower than the price of ParentCo.'s stock prior to the spin-off.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 16

5.   In the first paragraph on page 16, you refer to the summary combined balance sheet data as of September 30, 2012. However, we do not see such information being disclosed in the table on page 17. Please revise to either add the information to which you refer or to delete the reference.

6.   We note that here and on page 48 that you use captions for the statement of operations items presented that are different from the audited statement on page F-3. Please revise the filing to use statement of operations captions that are consistent throughout.

7.   Please tell us the nature of the item "Total Segment EBITDA" and whether this is a non-GAAP measure under Item 10(e) of Regulation S-K. If so, please revise to provide the disclosures and reconciliations required by Item 10(e) of Regulation S-K.

We may not be able to engage in desirable strategic . . ., page 29

8.   Please revise to clarify the nature and extent of the prohibitions you reference here so that investors will have a better understanding of the potential effects they may have on you following completion of the spin-off. For example, clarify the "certain" thresholds, equity issuances, open-market transactions and businesses to which you refer. Ensure your disclosure beginning on page 70 addresses any material limitations these prohibitions may have on your liquidity and capital resources.

We expect to incur both one-time and ongoing material costs . . ., page 30

9.   Please revise to quantify the one-time and ongoing material costs you expect to incur as a result of the separation.

Transfer or assignment to us of certain contracts and other assets . . ., page 31

10.   Please revise to clarify the nature and extent of your obligations relating to the contracts and "other assets" to which you refer. Specifically address how those contracts or assets currently impact your business and the impact from any failure to obtain the consents to which you refer. Likewise, if, as you note, contracts are modified or used as leverage in negotiating with you, please describe the modification and change in your business that results. Further, if you do not intend to obtain consent from contractual counterparties creating the risk you note of them bringing claims, disclose the nature of the assets transferred and terms of the commercial arrangement that were transferred without their consent, and the potential impact to you if their claims are upheld.

Capitalization, page 44

11.   Since the amount of your cash and cash equivalents is not part of your capitalization, please revise to present separate and distinct totals for cash and cash equivalents and for your capitalization. Please do not combine the amount of cash and cash equivalents in the total amount for your capitalization.

Unaudited Pro Forma Condensed Combined Financial Statements, page 47

12.   We note the last sentence of the second paragraph on page 47. Please tell us the nature of the incremental costs and expenses associated with operating as a standalone company and how you determined those costs.

13.   On page 31 you state that the transfer or assignment to the company of certain contracts and other assets requires the consent of a third party. Please tell us how you considered this in your financial statements and pro forma presentation.

Our Products, page 51

14.   Please provide the revenue by product class disclosure required by Regulation S-K Item 101(c)(1)(i).

Our Strategies, page 53

15.   Please clarify how you will accomplish the strategies in the first two bullets given the disclosure on pages 24 and 26 that you intend to shift towards distribution arrangements rather than direct sales.

Our Industry, page 53

16.   Please describe the expected changes to your business in this and following section, after completion of the distribution. We note, for example, the intended increase in distributors and wholesalers noted on pages 24 and 26. Please also describe and quantify the decrease in operations in regions with low cost competitors noted on those pages.

Fiscal 2014 Summary, page 60

17.   In the third bullet point on page 60 you present a non-GAAP measure of the increase in SG&A adjusted for "nonrecurring or unusual items" as a percentage of net sales. Elsewhere, you indicate that the nonrecurring or unusual items are restructuring costs, but we note that you have recorded restructuring costs in each of the last three fiscal years. Item 10(e)(1)(ii) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please explain why you believe these adjustments are non-recurring in nature or revise similar presentations in the amendment to refrain from characterizing these adjustments as "non-recurring." Please refer to question 102.03 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretation, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

18.   In addition, please revise similar presentations of this measure to provide the disclosures and reconciliations required by Item 10(e) of Regulation S-K.

Financial Results, page 62

19.   Please revise to clarify the underlying causes of the disclosed changes to your consolidated and segment operating results and quantify the extent of the change. For example, when you attribute a change to "organic sales," clarify the extent the change was attributable to changes in price/volume. Does your reference to "loss of distribution" mean that you lost shelf space at a retailer? Also clarify the reference to "continued household battery category declines." For example, do you mean the "declining volume trend" attributable to more devices using built-in rechargeable systems, as noted on page 19?

Liquidity and Capital resources, page 70

20.   You disclose that your unrepatriated cash balances are generally available without legal restrictions to fund ordinary business operations. Please explain to us how you are able to access the cash for ordinary operations without repatriation.

Contractual Obligations, page 71

21.   We note that the information is presented as of September 30, 2014 and your disclosure indicates that you will incur a material amount of debt and other obligations in connection with the separation and distribution. When the nature, extent and amount of such obligations are known, please revise this section to disclose material changes in the amounts and nature of the obligations currently presented.

22.   With respect to your purchase obligations, we note the discussion of the types of purchase obligations not included in the table in the paragraph following the table. Please tell us how you considered the definition of purchase obligations in Item 303(a)(5)(ii)(D) of Regulation S-K.

Market Risk Sensitive Instruments and Positions, page 71

23.   On page 71 you refer to market risks related to interest rates and stock price but we note no discussion of these risks on page 72. Please explain how you considered these risks in your disclosures under Item 305 of Regulation S-K.

Critical Accounting Policies, page 73

24.   On page 73 you refer to critical accounting policies related to pension and postretirement benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, creditworthiness of customers, uncertain tax positions, and legal and environmental matters but we note no discussion of the estimates and assumptions used in preparing the financial statement amounts on pages 73 through 75. Please explain how you considered these critical accounting policies in your disclosures.

Basis of Presentation, page 73

25.   Please tell us why you refer to the New Energizer account allocations as initial in the third sentence of the paragraph. Tell us why the allocation is initial and when you expect to finalize the amounts.

Executive Compensation, page 85

26.   Please describe the effect of the conversion referenced in the first full paragraph on page 121 on awards held by your named executive officers, including any changes to the amounts of the awards and the applicable performance criteria. Provide similar disclosure regarding any outstanding non-equity awards.

Potential Payments Upon Termination or Change in Control, page 110

27.   With a view toward clarified disclosure, please tell us whether completion of the separation and distribution will trigger accelerated vesting or otherwise entitle your named executive officers to payments under the plans or agreements you mention in this section, or under the deferred compensation or executive savings investment plans noted on pages 107 and 108. Quantify the amounts if possible.

Transition Services Agreement, page 120

28.   Please revise to clarify what you mean by "a predetermined profit equal to a mark-up of such out-of-pocket expenses." Add any appropriate disclosure, such as in the sections beginning on pages 18 and 58, describing the anticipated effects, if material, on your operations after the separation and distribution.

Supermajority Voting Requirements, page 131

29.   Please reconcile the 85% voting threshold disclosed here with the two-thirds threshold disclosed on pages 33 and 132. Also, with a view toward clarified disclosure, please tell us the reason the phrase "majority of the voting power represented at the meeting" is omitted from the disclosure on page 131 describing voting standards.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-9

30.   We note that cash equivalents include marketable securities with original maturities of three months or less. Tell us whether these securities meet the definition of highly liquid investments as defined in ASC 230-10-20. If so, please revise this note to so indicate.

Principles of Combination, page F-9

31.   Please clarify in the second sentence whether you are referring to all transactions and accounts or just those related to intercompany transactions and accounts.

Advertising and Sales Promotion Costs, page F-12

32.   Please revise future filings to disclose the total amount charged to advertising expense for each income statement presented in accordance with FASB ASC 720-35-50-1(b).

Note 7. Related Party Transactions and ParentCo Investment, page F-20

33.   You disclose that the combined financial statements may not include all of the actual expenses that would have been incurred had New Energizer been a standalone company during the periods presented and that actual costs would have been different. Please disclose your estimate as to what the expenses would have been on a stand-alone basis for New Energizer, that is, the cost that would have been incurred if New Energizer had operated as an unaffiliated entity for all years reported when such basis produces materially different results. Please refer to Question 2 of SAB Topic 1.B.1.

34.   We note your disclosure that you assumed that the guarantee agreements will be terminated so you did not record a liability. Please tell us why you assumed the agreements would be terminated, when you expect to terminate the guarantee agreements and whether you intend to update this disclosure.

Note 11. Environmental and Legal Matters, page F-34

35.   You disclose that you believe your liabilities related to pending legal proceedings and other legal claims are not reasonably likely to be material to you taking into account established accruals for estimated liabilities. Please clarify for us whether you have made accruals for these liabilities in the reported periods and, if so, tell us how you considered the disclosures required by FASB ASC 450-20-50-1 and 50-2.

Note 15. Segment Information, page F-40

36.   We see the significance of your net sales to international customers in the table on page F-40. Please describe to us your consideration of the guidance from FASB ASC 280-10-50-41(a) in assessing whether you should disclose revenues attributed to any particular foreign countries.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xaio at (202) 551-4391 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: Steve Cohen, Esq.—Wachtell, Lipton, Rosen & Katz

Benjamin Angelette—Assistant General Counsel, Energizer Holdings, Inc.